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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

Processing Section
AUG 29 2019
Washington DC
413

SEC FILE NUMBER
8-28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (Date) AND ENDING June 30, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation
DBA/ CoinBase Capital Markets Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Ave. South
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Katherine Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Notary Public

AZIR UDDIN AHMED
Notary Public, State of Texas
Comm. Expires 08-28-2022
Notary ID 13170066-7

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Keystone Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
August 27, 2019

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2019

Assets		
Cash	$	451,891
Receivable from clearing organization		3,594
Security deposit		25,165
Prepaid expenses and other assets		8,326
Total Assets	$	488,976
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	37,173
Payable to affiliates		89,495
Total Liabilities		126,668
Stockholder's equity		
Common stock		1,050
Additional paid in capital		3,199,237
Accumulated deficit		(2,837,979)
		362,308
Total Liabilities and Stockholder's Equity	$	488,976

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Keystone Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Coinbase Global, Inc. (the "Parent"). The Company was incorporated in 1982 in accordance with the laws of the State of California.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with its clearing firm.

Prior to the Parent purchasing the Company during June 2019, the Company was owned by Key Acquisition LLC. (the "Former Parent"), which was also owned by the Parent. Such change in ownership was approved by FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying Statement of Financial Condition has been prepared assuming the Company will continue as a going concern. Management has received assurances from the Parent that they have the wherewithal to, and, will infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
Revenues on consulting, trade routing and brokerage services are recognized in the period in which the related services are performed and that collectability is reasonably assured. Revenue from trade routing and brokerage services is on a trade date basis. The Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the modified retrospective method. There were no adjustments required related to the adoption of the standard.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable consists of revenues recognized but not yet collected. Management evaluates collectability of the balance and had concluded that no allowance is necessary as of June 30, 2019.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2019. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes

The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2016.

Leases

On February 25, 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* ("Topic 842"). Topic 842 supersedes existing lease guidance, including Topic 840 - *Leases*. Among other things, Topic 842 requires recognition of a right-of-use asset and liability for future lease payments for contracts that meet the definition of a lease and requires disclosure of certain information about leasing arrangements. During 2017, 2018 and 2019, the FASB issued ASUs that address implementation issues and correct or improve certain aspects of the lease guidance. These ASUs do not change the core principles in the lease guidance outlined above.

On July 1, 2018, the Company elected to early adopt Topic 842, concurrently with adoption of the new revenue standard. The Company elected to apply the modified retrospective approach as of the beginning of the year of adoption. This standard had no impact on the financial statements.

3. RELATED PARTIES

The Company was party to an arrangement with the Parent, the Former Parent, and an affiliate, Venovate Marketplace, Inc. ("Venovate") whereby these entities provided employee services (including healthcare), office space, and various other office related services to the Company. As of June 30, 2019, the Company owed $23,748 to the Parent, $30,000 to the Former Parent and $35,747 to Venovate.

Prior to June 30, 2019, the Parent issued employee stock options to employees of the Company. The value of such stock options was $45,887 and is included as a credit to Additional Paid in Capital in the Statement of Financial Condition.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2019, the Company's Net Capital was $328,817 which was above the required Net Capital by $320,372. At June 30, 2019, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.39 to 1.

5. STOCKHOLDER'S EQUITY

As of June 30, 2019, 10,000 shares of common stock with a par value of $1.00 per share were authorized, and 1,050 shares were issued and outstanding.

6. INCOME TAXES

Prior to June 30, 2019, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

At June 30, 2019, the Company had approximately $1,556,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company's ability to utilize these NOLs is limited by Internal Revenue Code Section 382 (IRC 382) and related Treasury Regulations because of recent changes in ownership of the Company. The estimated NOLs will expire at various times through 2038. At June 30, 2019, the Company did not have any deferred tax assets since the Company believes that it may not be able to utilize the NOLs.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. CONCENTRATION OF CREDIT RISK

As of June 30, 2019, the Company maintained cash accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

8. COMMITMENTS AND CONTINGENCIES

Beginning July 1, 2019, the Company is provided office space by its Parent, and therefore has no future rental commitment.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2019, and through the date of this report there were no such claims.

9. SUBSEQUENT EVENTS

In July 2019, the Company changed its name to Coinbase Capital Markets Corporation.

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no other subsequent events requiring disclosure in this financial statement.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 06/30/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28032 FINRA Jun
Keystone Capital Corporation
d/b/a Coinbase Capital Markets Corporation
200 Park Avenue S, 12th FL
New York, NY 10003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAT COOK, 415-890-5420 EXT 707

2. A. General Assessment (item 2e from page 2) $140

B. Less payment made with SIPC-6 filed (**exclude interest**) (89)
3/6/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $51

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $51

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keystone Capital Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of August, 20 19.

CEO; CRD 3076337
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 06/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$96586
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2959
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2959
2d. SIPC Net Operating Revenues	$93627
2e. General Assessment @ .0015	$140

(to page 1, line 2.A.)